

Mail Stop 3561

February 2, 2017

Mr. W.M. "Rusty" Rush
President and Chief Executive Officer
Rush Enterprises, Inc.
555 I.H. 35 South, Suite 500
New Braunfels, Texas 78130

> **Re: Rush Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Response dated January 18, 2017**
> **File No. 000-20797**

Dear Mr. Rush:

We have reviewed your January 18, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2016 letter.

Financial Statements and Supplementary Data

Note 18. Segments, page 73

1. We note your response to comment 1. In order to assist us in evaluating your response and your disclosures, please provide the following information:

   - We note that your CODM reviews monthly and daily trend reports of multiple metrics. Please explain in reasonable detail the specific metrics he reviews and how he utilizes this information.

   - We note that you have Senior Vice Presidents who report directly to your CODM for each of your (1) Parts, Service and Body Shop, (2) Finance, Insurance and Leasing and (3) Retail Sales and Marketing operations. We also note that your CODM reviews certain financial information, including monthly unit sales and gross profit for vehicle sales and daily gross profit on parts service and body shop sales, prior to his monthly one-on-one meetings with these individuals and that each of these individuals discusses "the overall operations of the dealership network that they oversee." Please tell us the nature of the specific dealership operations each of these individuals discusses with the CODM in their separate monthly meetings. For example, clarify if the Senior Vice President for Parts, Service and Body Shop operations discusses overall operations of the dealership network, including the Finance, Insurance and Leasing and Retail Sales and Marketing operations, or primarily just the operations he is directly responsible for managing. Also tell us whether each of these individuals discusses any financial information of the dealership network with the CODM and if so, describe to us the specific financial information each discusses.

- We note that upon receipt of the consolidated budget, your CODM meets with his direct reports to discuss the budgets for the corporate departments they manage and either approves the budgets or suggests revisions. Please define "corporate departments" for us and tell us what type of departmental level detail is included in the consolidated budget provided to the CODM. If budget information below a consolidated level is included, please tell us what type of information is provided for each corporate department. As part of your response, please specifically tell us whether your CODM receives, discusses and/or approves budget information for each of your (1) Parts, Service and Body Shop, (2) Finance, Insurance and Leasing and (3) Retail Sales and Marketing operations and, if applicable, discuss the specific budget information he receives.

- Please tell us whether your CODM receives and utilizes any other financial information related to your (1) Parts, Service and Body Shop, (2) Finance, Insurance and Leasing and (3) Retail Sales and Marketing operations when assessing performance and allocating resources and how you considered whether any of these operations may represent separate operating segments.

2. We note your statement that the key metric your CODM utilizes to review performance and allocate resources is operating income on a consolidated basis. However, we note that you do not present a segment measure for operating income but, rather, present segment income (loss) from continuing operations before taxes, which appears to represent the line item captioned "Income before taxes" on your consolidated statements of operations. Please explain why you do not appear to disclose a segment measure for operating income. Please refer to ASC 280-10-50-22.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products